SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 22, 2002

MILLEA HOLDINGS, INC.
(Translation of Registrant's name into English)
Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004, Japan
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes [ ] No [X]

(This report consists of 20 pages)

Table of Documents Filed

1. English-language summary of the non-consolidated financial statements of The Tokio Marine and Fire Insurance Company, Limited, for the year ended March 31, 2002 that were disclosed for domestic reporting purposes. 3

2. English-language summary of the consolidated financial statements of The Nichido Fire and Marine Insurance Company, Limited, for the year ended March 31, 2002 that were disclosed for domestic reporting purposes. . 12

3. On August 22, 2002, Millea Holdings, Inc. and The Kyoei Mutual Fire & Marine Insurance Company ("Kyoei Fire") announced the termination of the proposed business integration of Kyoei Fire under Millea Holdings, Inc. An English-language translation of the announcement is attached hereto. 19

THE TOKIO MARINE AND FIRE INSURANCE
COMPANY, LIMITED

REPORT & ACCOUNTS

For the Year Ended March 31, 2002

The Tokio Marine and Fire Insurance Company, Limited

6-Year Summary

Years ended March 31

	Yen in millions (except for per share data)						U.S. dollars thousands (exc for per shar data) (Note 1
	2002	2001	2000	1999	1998	1997	2002
For the year:							
Gross premiums written	¥1,821,479	¥1,818,030	¥1,820,287	¥1,869,823	¥2,059,510	¥2,055,182	$13,669,63
Net premiums written	1,349,010	1,310,800	1,286,966	1,285,470	1,336,387	1,329,583	10,123,90
Net claims paid	721,435	739,002	746,887	705,743	668,738	649,429	5,414,14
Interest and dividends	136,240	134,562	156,151	167,217	165,366	164,874	1,022,44
Ordinary profit	70,228	86,412	46,080	133,953	95,120	123,353	527,04
Net income	39,181	43,140	30,614	31,964	33,763	30,659	294,04
Cash dividends	13,166	13,172	13,172	13,172	13,172	13,172	98,81
At year-end:							
Total assets	¥7,898,120	¥7,670,181	¥5,685,433	¥5,371,988	¥5,397,251	¥5,144,075	$59,272,95
Investment assets	6,568,275	6,787,581	4,820,460	4,924,937	4,932,599	4,724,277	49,292,87
Underwriting fund	4,262,562	4,304,952	4,338,004	4,213,605	4,241,752	4,117,585	31,989,20
Shareholders' equity	1,803,976	1,997,667	815,482	678,823	660,181	639,740	13,538,284
Per share data:							
Net income	¥25.28	¥27.83	¥19.75	¥20.62	¥21.78	¥19.78	$0.18
Cash dividends	8.50	8.50	8.50	8.50	8.50	8.50	0.06
Key ratios:							
Yearly increase of net premiums written	2.9%	1.9%	0.1%	-3.8%	0.5%	4.0%	—
Loss ratio	57.6	60.3	62.1	58.9	53.9	52.7	—
Expense ratio	34.6	36.0	36.4	36.5	35.9	34.8	—

Note: 1. U.S. dollar amounts in this Report and Accounts have been translated from yen, for convenience only, at the rate of ¥133.25 = U.S.$1. Reference is made in Note 2 of the notes to financial statements.

The Tokio Marine and Fire Insurance Company, Limited

Balance Sheets

March 31, 2002 and 2001

	Yen in millions		U.S. dollars in thousands
	2002	2001	2002
Assets			
Cash and cash items	¥1,017,247	¥1,019,185	$ 7,634,128
Investments in securities	4,622,931	4,702,061	34,693,673
Loans	653,733	773,775	4,906,068
Land and buildings	275,844	294,935	2,070,128
Furniture and fixtures	12,279	13,166	92,152
Agents' balances	126,674	129,811	950,655
Premiums receivable	5,123	1,974	38,449
Amounts due from other insurance companies	109,654	104,139	822,923
Derivative financial instruments	152,683	162,333	1,145,844
Customers' liabilities for acceptances and guarantees	806,659	379,612	6,053,728
Other assets	115,287	89,187	865,199
Total assets	¥7,898,120	¥7,670,181	$59,272,951
Liabilities and shareholders' equity			
Underwriting fund:			
Outstanding claims	¥ 511,879	¥ 496,136	$ 3,841,500
Underwriting reserve	3,750,682	3,808,815	28,147,708
	4,262,562	4,304,952	31,989,209
Bonds	110,000	110,000	825,515
Reserve for employees' retirement benefits	171,616	155,462	1,287,929
Other reserves	50,082	45,061	375,850
Accrued taxes	43,431	5,030	325,941
Amounts due to other insurance companies	112,249	101,525	842,395
Derivative financial instruments	79,590	72,021	597,303
Deferred gains on hedging instruments	100,776	108,021	756,294
Deferred tax liabilities	148,078	307,364	1,111,281
Acceptances and guarantees	806,659	379,612	6,053,728
Other liabilities	209,098	83,462	1,569,218
Total liabilities	6,094,144	5,672,514	45,734,667
Share capital:			
Authorized: 2,500,000,000 shares			
Issued: 1,549,692,481 shares of ¥50 each fully paid	101,994	101,994	765,438
Additional paid-in capital	38,782	38,782	291,053
Legal earned reserve	38,808	36,150	291,249
Reserve for dividends	54,400	53,400	408,255
Reserve for pensions	5,650	5,650	42,401
Special catastrophe reserve	267,000	258,000	2,003,752
Reserve for price fluctuation of foreign investments	5	16	37
Reserve for additional depreciation deduction adjustment on properties	6,797	4,869	51,012
Special reserve	304,700	288,700	2,286,679
Unappropriated retained earnings (including net income amounting to ¥39,181 million (2001: ¥43,140 million))	53,080	57,766	398,354
Net unrealized gain on other securities	933,405	1,152,337	7,004,917
Less: Treasury stock	(648)	—	(4,866)
Total shareholders' equity	¥1,803,976	¥1,997,667	$13,538,284
Total liabilities and shareholders' equity	¥7,898,120	¥7,670,181	$59,272,951

The Tokio Marine and Fire Insurance Company, Limited

Statements of Income

Years ended March 31, 2002 and 2001

	Yen in millions		U.S. dollars in thousands
	2002	2001	2002
[Ordinary Income and Expenses]			
Ordinary income	¥1,822,773	¥1,846,714	$13,679,352
Underwriting income	1,674,888	1,714,693	12,569,519
Net premiums written	1,349,010	1,310,800	10,123,904
Deposit premiums by policyholders	205,647	274,658	1,543,324
Investment income on deposit premiums	60,679	63,295	455,382
Reversal of underwriting reserve	58,133	63,188	436,271
Gain on exchange	1,314	2,729	9,868
Other underwriting income	102	20	768
Investment income	139,535	123,058	1,047,170
Interest and dividends	136,240	134,562	1,022,441
Profit on investment in money trusts	315	2,404	2,367
Profit on trading securities	—	3,131	—
Profit on sales of securities	49,682	38,414	372,849
Profit on redemption of securities	8,462	2,899	63,505
Gain on exchange	3,973	4,359	29,820
Other investment income	1,541	582	11,569
Transfer of investment income on deposit premiums	(-)60,679	(-)63,295	(-)455,382
Other ordinary income	8,349	8,962	62,662
Ordinary expenses	¥1,752,544	¥1,760,302	$13,152,307
Underwriting expenses	1,413,866	1,466,178	10,610,629
Net claims paid	721,435	739,002	5,414,147
Loss adjustment expenses	56,173	51,970	421,564
Agency commissions and expenses for premium collection	235,609	229,886	1,768,179
Maturity refunds to policyholders	384,225	414,148	2,883,496
Dividends to policyholders	265	680	1,992
Provision for outstanding claims	15,743	30,136	118,146
Other underwriting expenses	413	353	3,102
Investment expenses	70,208	20,988	526,892
Loss on investment in monetary trusts	442	889	3,317
Loss on trading securities	287	—	2,155
Loss on sales of securities	4,981	1,945	37,383
Loss on revaluation of securities	41,152	5,491	308,833
Loss on redemption of securities	611	2,131	4,585
Loss on derivative financial instruments	22,726	10,419	170,553
Other investment expenses	8	110	64
Underwriting and general administrative expenses	253,948	265,717	1,905,801
Other ordinary expenses	14,522	7,418	108,983
Interest expenses	2,617	1,975	19,645
Provision for bad debts reserve	6,643	4,656	49,859
Write-off of bad debts	60	342	457
Other ordinary expenses	5,199	443	39,021
Ordinary profit	¥ 70,228	¥ 86,412	$ 527,044

		Yen in millions				U.S. dollars in thousands
		2002		2001		2002
[Extraordinary Items]						
Extraordinary profit	¥	7,352	¥	4,399	$	55,176
Profit on sales of properties		7,352		4,399		55,176
Extraordinary loss		25,774		31,744		193,430
Loss on sales or disposal of properties		3,925		6,287		29,459
Provision for reserve for price fluctuation		5,119		12,174		38,417
Extra write-off against profit on sales of properties		9		37		73
Recognition of net transition liabilities at application of new accounting standard for retirement benefits		—		13,245		—
Other extraordinary loss		16,720		—		125,479
Income before income taxes	¥	51,806	¥	59,068	$	388,791
Income taxes–current		48,226		7,459		361,927
Income taxes–deferred		(35,601)		8,469		(267,181)
Net income for the year	¥	39,181	¥	43,140	$	294,045

Notes: 1. Net premiums written are broken down as follows:

Direct and assumed premiums written	*¥1,615,831 million*
Reinsurance premiums ceded	*(-)266,821 million*
Net	*¥1,349,010 million*

2. Net claims paid are broken down as follows:

Direct and assumed claims paid	*¥ 931,746 million*
Reinsurance claims recovered	*(-)210,311 million*
Net	*¥ 721,435 million*

3. Agency commissions and expenses for premium collection are broken down as follows:

Agency commissions and expenses for premium collection paid	*¥ 254,774 million*
Reinsurance commissions	*(-)19,164 million*
Net	*¥ 235,609 million*

4. Interest and dividends are broken down as follows:

Interest on deposits and savings	*¥ 257 million*
Interest on call loans	*99 million*
Interest on monetary receivables bought	*3,171 million*
Interest and dividends on securities	*78,342 million*
Interest on loans	*17,000 million*
Rent on immovables	*13,847 million*
Other interest and dividends	*23,520 million*
Total	*¥ 136,240 million*

The Tokio Marine and Fire Insurance Company, Limited

Appropriations of Retained Earnings

Years ended March 31, 2002 and 2001

	Yen in millions		U.S. dollars in thousands
	2002	2001	2002
Unappropriated retained earnings	¥ 53,080	¥ 57,766	$ 398,354
Reversal of reserves:			
Reserve for dividends	54,400	—	408,255
Reserve for pensions	5,650	—	42,401
Special catastrophe reserve	267,000	—	2,003,752
Reserve for price fluctuation of foreign investments	1	11	8
Reserve for additional depreciation deduction adjustment on properties	101	50	761
Total	380,233	57,828	2,853,532
Appropriations:			
Legal earned reserve	2,657	2,658	19,942
Cash dividends (at ¥8.50 per share in 2002 and 2001)	13,166	13,172	98,811
Directors' bonuses	120	120	900
Reserve for dividends	—	1,000	—
Special catastrophe reserve	—	9,000	—
Reserve for additional depreciation deduction adjustment on properties	3,879	1,978	29,112
Special reserve	287,000	16,000	2,153,846
	¥ 306,823	¥ 43,929	$ 2,302,613
Carried forward	¥ 73,409	¥ 13,899	$ 550,918

Note: The above appropriation of retained earnings of ¥380,233 million in 2002 was approved at the 59th Annual Meeting of Shareholders held on June 27, 2002.

The Tokio Marine and Fire Insurance Company, Limited

Notes to Financial Statements

Years ended March 31, 2002 and 2001

1. Basis of Presentation

The accompanying financial statements have been prepared from the basic financial statements disclosed for domestic reporting purposes by the Company in accordance with the provisions of the Japanese Commercial Code, the Insurance Business Law, and related regulations, which are different in certain respects as to application and disclosure requirements from International Accounting Standards.

For the convenience of readers outside Japan, certain reclassifications and rearrangements have been made in the accompanying financial statements.

The financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Amounts of less than one million yen and one thousand dollars have been eliminated. As a result, totals in yen and dollars shown herein do not necessarily agree with the sum of the individual amounts.

2. U.S. Dollar Equivalents

The accompanying financial statements are expressed in yen and, solely for the convenience of readers, have been translated into United States dollars at the rate of ¥133.25=U.S.$1, the approximate exchange rate prevailing on the Tokyo foreign exchange market as of March 29, 2002. This translation should not be construed as a representation that all the amounts shown could be converted, realized or settled into U.S. dollars at that or any other rates.

3. Deposit-Type Insurance Policy

(1) Deposit premiums by policyholders

Under the deposit-type insurance policies offered by the Company, such as long-term comprehensive insurance and long-term family personal traffic accident insurance with maturity refund, etc., specified amounts, determined in proportion to the amount of deposit premiums included in the premiums under the policies, must be returned to the policyholders upon expiration of the policies, unless there has been a substantial settlement under the policy. Policies are issued in annual increments for three- to 64-year periods.

Deposit premiums under those deposit-type policies are not included in "Net premiums written," but are shown separately as "Deposit premiums by policyholders" in the statements of income.

(2) Investment income on deposit premiums; Maturity refunds and dividends to policyholders

In order to provide for future refunds under deposit-type insurance policies, the Company has set aside deposit premiums and investment income thereon (shown in the statements of income as "Investment income on deposit premiums") as a part of the "Reversal of underwriting reserve." Furthermore, the Company has reduced this reserve by an amount equal to "Maturity refunds and dividends to policyholders" upon expiration of those policies.

TOKIO MARINE—10-Year Growth Trends

Net Premiums Written by Class of Insurance



Yen in millions
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
93
94
95
96
97
98
99
2000
2001
2002

Fire and Allied
Marine
Personal Accident
Voluntary Automobile
Compulsory Automobile Liability
Miscellaneous

Net Premiums Written
= Direct Premiums Written (not including "Deposit Premiums by Policyholders")
+ Reinsurance Premiums Assumed
− Reinsurance Premiums Ceded

(Yen in millions)

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Fire and Allied	135,035	138,098	148,398	151,896	164,123	164,600	156,886	157,114	156,158	161,129
Marine	67,724	61,959	63,241	63,226	70,274	69,664	62,026	52,748	52,533	53,883
Personal Accident	129,146	141,000	144,886	150,199	149,209	145,423	132,285	128,582	125,671	120,497
Voluntary Automobile	528,292	581,334	615,262	633,129	652,155	663,360	649,324	661,852	684,125	695,695
Compulsory Automobile Liability	105,178	103,203	101,527	105,517	107,592	105,830	104,108	107,475	110,372	114,903
Miscellaneous	169,676	164,410	164,185	174,604	186,227	187,506	180,839	179,194	181,938	202,900
Total	1,135,054	1,190,007	1,237,501	1,278,572	1,329,583	1,336,387	1,285,470	1,286,966	1,310,800	1,349,010

Net Premiums Written (2002)



Miscellaneous (15.0%)
Compulsory Automobile Liability (8.5%)
Voluntary Automobile (51.6%)
Fire and Allied (11.9%)
Marine (4.0%)
Personal Accident (8.9%)

Interest and Dividends and Investment Assets



Interest and Dividends
Investment Assets
Yen in millions
Interest and Dividends
Investment Assets
300,000
250,000
200,000
150,000
100,000
50,000
0
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
93
94
95
96
97
98
99
2000
2001
2002

(Yen in millions)

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Interest and Dividends	229,037	201,716	185,503	169,999	164,874	165,366	167,217	156,151	134,562	136,240
Investment Assets	4,367,504	4,329,496	4,418,167	4,621,834	4,724,277	4,932,599	4,924,937	4,820,460	6,787,581	6,568,275

Note: A form of Statement of Income has been changed from 1997 due to the revision of Insurance Business Law. Therefore, Interest and Dividends for 1996 and before are Investment income (a sum of Investment income on deposit premiums and Interest and dividends from Statement of Income) of corresponding year.

Investment Assets (2002)



Call Loans
(5.9%)
Land and Buildings
(4.2%)
Monetary Receivables Bought
(2.5%)
Deposits and Savings
(5.9%)
Loans
(10.0%)
Money Trusts
(1.2%)
Securities
(70.4%)

Total Assets and Shareholders' Equity



Yen in millions
Total Assets
Shareholders' Equity
Total Assets
Shareholders' Equity
93
94
95
96
97
98
99
2000
2001
2002

(Yen in millions)

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Total Assets	4,784,398	4,736,301	4,809,985	5,018,036	5,144,075	5,397,251	5,371,988	5,685,433	7,670,181	7,898,120
Shareholders' Equity	568,162	587,625	603,530	621,627	639,740	660,181	678,823	815,482	1,997,667	1,803,976

Note: In accordance with the implementation of the new accounting standard related to financial products (Statement Concerning the Establishment of an Accounting Standard Related to Financial Products, Business Accounting Deliberation Council, January 22, 2000), Tokio Marine changed the valuation method of securities and derivative transactions and hedge accounting policy from the fiscal year ended March 31, 2001.

Net Premiums Written and Net Income



Yen in millions
Net Premiums Written
Net Income
Net Premiums Written
Net Income
93
94
95
96
97
98
99
2000
2001
2002

(Yen in millions)

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Net Premiums Written	1,135,054	1,190,007	1,237,501	1,278,572	1,329,583	1,336,387	1,285,470	1,286,966	1,310,800	1,349,010
Net Income	32,615	30,908	28,086	28,280	30,659	33,763	31,964	30,614	43,140	39,181

THE NICHIDO FIRE AND MARINE INSURANCE COMPANY, LIMITED

REPORT & ACCOUNTS

For the Year Ended March 31, 200[illegible]

12

The Nichido Fire and Marine Insurance Company, Limited

6-Year Summary

Years ended March 31

	Yen in millions (except for per share data)						U.S. dollars in thousands (except for per share data) (Note)
	2002	2001	2000	1999	1998	1997	2002
Net Premiums Written	¥ 371,169	¥ 376,731	¥ 382,814	¥ 392,081	¥ 408,770	¥ 408,757	$ 2,785,508
Ordinary Profit	8,847	15,927	20,976	24,184	20,336	21,256	66,393
Net Income	7,825	10,243	9,680	9,314	9,825	9,512	58,724
Total Shareholders' Equity	472,156	536,174	220,990	193,011	187,135	180,760	3,543,384
Total Assets	2,006,609	2,174,485	1,828,527	1,760,092	1,732,917	1,707,004	15,058,979
Shareholders' Equity per Share	¥ 1,060.17	¥ 1,203.69	¥ 496.11	¥ 429.44	¥ 416.37	¥ 402.18	$ 7.96
Net Income per Share—primary	17.56	22.99	21.61	20.72	21.86	21.30	0.13
Net Income per Share—diluted	17.40	21.93	20.59	19.73	20.77	20.25	0.13
Loss Ratio	58.94%	59.52%	59.13%	56.34%	52.64%	51.91%	
Expense Ratio	37.61%	37.58%	38.73%	39.34%	39.19%	39.37%	

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥133.25=US$1.00, the approximate rate prevailing on March 31, 2002.

NET PREMIUMS WRITTEN



(Billions of Yen)
500
400
300
200
100
0
1997 1998 1999 2000 2001 2002

TOTAL ASSETS



(Billions of Yen)
2,000
1,500
1,000
500
0
1997 1998 1999 2000 2001 2002

TOTAL SHAREHOLDERS' EQUITY



(Billions of Yen)
600
450
300
150
0
1997 1998 1999 2000 2001 2002

NET INCOME/NET INCOME PER SHARE



(Yen)
(Billions of Yen)
25
20
15
10
5
0
1997 1998 1999 2000 2001 2002
Net income per share
Net income

LOSS RATIO/EXPENSE RATIO



(%)
60
50
40
30
20
1997 1998 1999 2000 2001 2002
Loss ratio
Expense ratio

The Nichido Fire and Marine Insurance Company, Limited

Consolidated Balance Sheets

March 31, 2002 and 2001

	Yen in millions		U.S. dollars in thousands
March 31, 2002 and 2001	2002	2001	2002
Assets			
Cash on Hand and in Banks	¥ 175,493	¥ 140,548	$ 1,317,020
Call Loans	—	70,800	—
Monetary Receivables Bought	3,186	3,245	23,909
Money in Trust	26,612	26,283	199,714
Securities	1,432,685	1,516,792	10,751,857
Loans	175,878	226,824	1,319,909
Property and Equipment	84,745	84,916	635,984
Other Assets	115,087	115,195	863,692
Deferred Income Taxes	—	—	—
Foreign Currency Translation Adjustments	—	—	—
Customers' Liabilities for Acceptances and Guarantees	5,000	5,000	37,523
Reserve for Bad Debts	(12,080)	(15,121)	(90,656)
Total Assets	¥2,006,609	¥2,174,485	$15,058,979
Liabilities			
Underwriting Funds	¥1,377,285	¥1,403,695	$10,336,097
Reserve for outstanding claims	120,845	121,373	906,904
Underwriting reserves	1,256,439	1,282,322	9,429,185
Bonds and Notes	25,000	25,000	187,617
Convertible Bonds	—	12,500	—
Other Liabilities	83,739	83,150	628,435
Reserve for Retirement Allowances	—	—	—
Reserve for Retirement Benefits	26,185	26,853	196,510
Reserve for Bonuses	3,827	3,773	28,720
Reserve for Price Fluctuation	1,736	9,062	13,028
Deferred Tax Liabilities	11,679	69,275	87,647
Acceptances and Guarantees	5,000	5,000	37,523
Total Liabilities	¥1,534,453	¥1,638,311	$11,515,594
Minority Interests	0	0	0
Shareholders' Equity			
Common Stock, par value ¥50 per share	¥ 50,550	¥ 50,550	$ 379,362
Authorized—716,000,000shares			
Issued—445,443,869 shares in 2002			
445,443,869 shares in 2001			
Capital Reserve	34,187	34,187	256,562
Retained Earnings	147,542	143,105	1,107,257
Unrealized Gains on Securities Available for Sale	240,524	310,017	1,805,058
Foreign Currency Translation Adjustments	(591)	(1,685)	(4,435)
Total	472,213	536,176	3,543,812
Treasury Stock	(57)	(1)	(427)
Total Shareholders' Equity	472,156	536,174	3,543,384
Total Liabilities and Shareholders' Equity	¥2,006,609	¥2,174,485	$15,058,979

The Nichido Fire and Marine Insurance Company, Limited

Consolidated Statements of Income

Years ended March 31, 2002 and 2001

	Yen in millions		U.S. dollars in thousands
Years ended March 31, 2002 and 2001	2002	2001	2002
Ordinary Income and Expenses			
Ordinary Income	¥ 575,626	¥ 574,872	$ 4,319,894
Underwriting Income	516,228	537,419	3,874,131
Net premiums written	371,169	376,731	2,785,508
Deposit premiums by policyholders	78,158	83,025	586,551
Investment income on deposit premiums	15,688	18,056	117,733
Life insurance premiums written	24,568	26,463	184,375
Reversal of outstanding claims	527	—	3,954
Reversal of underwriting reserves	25,681	32,761	192,727
Other underwriting income	433	381	3,249
Investment Income	59,154	35,750	443,932
Interest and dividends	30,613	32,670	229,741
Gain on investment in monetary trust	479	360	3,594
Profit on sales of securities	43,006	19,993	322,746
Profit on redemption of securities	—	—	—
Profit on financial derivatives	675	—	5,065
Other investment income	68	781	510
Transfer of investment income on deposit premiums	(15,688)	(18,056)	(117,733)
Other Ordinary Income	243	1,702	1,823
Ordinary Expenses	566,779	558,945	4,253,500
Underwriting Expenses	429,232	457,841	3,221,253
Net claims paid	202,632	208,375	1,520,690
Loss adjustment expenses	16,134	15,837	121,080
Agency commissions and brokerage	71,880	72,992	539,437
Maturity refunds to policyholders	135,858	156,665	1,019,572
Dividends to policyholders	78	247	585
Life insurance claims paid	2,348	1,917	17,621
Provision for outstanding claims	—	1,459	—
Other Underwriting Expenses	299	346	2,243
Investment Expenses	59,155	21,065	443,939
Loss on investment in monetary trust	1,335	3,408	10,018
Loss on disposal of securities	5,064	3,239	38,003
Loss on revaluation of securities	52,521	8,356	394,153
Loss on redemption of securities	1	—	7
Expenses for financial derivatives	—	6,000	—
Other investment expenses	231	60	1,733
Operating, General and Administrative Expenses	76,666	77,369	575,354
Other Ordinary Expenses	1,724	2,668	12,938
Interest paid	693	856	5,200
Loss from bad debts	34	917	255
Amortization of deferred assets	192	192	1,440
Other expenses	804	702	6,033
Ordinary Profit	¥ 8,847	¥ 15,927	$ 66,393

	Yen in millions		U.S. dollars in thousands
	2002	2001	2002
Extraordinary Profit and Loss			
Extraordinary Profit	¥ 9,294	¥ 4,717	$ 69,748
Profit on sales of properties and equipment	154	4,717	1,155
Reversal of reserve for price fluctuation	7,326	—	54,979
Reversal of reserve for bad debt	1,813	—	13,606
Extraordinary Loss	6,982	6,197	52,397
Loss on disposal of properties and equipment	273	308	2,048
Provision for reserve for price fluctuation	—	1,612	—
Loss on revaluation of real estate	—	4,276	—
One-time transfer of reserve for retirement allowances	—	—	—
Other extraordinary expenses	6,709	—	50,348
Income before Income Taxes	11,159	14,447	83,744
Income Taxes—Current	21,643	7,936	162,424
—Deferred	(18,309)	(3,732)	(137,403)
Minority Interest	0	0	0
Net Income	¥ 7,825	¥ 10,243	$ 58,724

The Nichido Fire and Marine Insurance Company, Limited

Consolidated Appropriations of Retained Earnings

Years ended March 31, 2002 and 2001

	Yen in millions		U.S. dollars in thousands
Years ended March 31, 2002 and 2001	2002	2001	2002
Unappropriated Retained Earnings at Beginning of Fiscal Year	¥143,105	¥136,253	$1,073,958
Decreases in Retained Earnings	3,387	3,390	25,418
Dividends to shareholders	3,340	3,340	25,065
Directors' bonuses	47	50	352
Retirement of Treasury Stock	—	—	—
Net Income	7,825	10,243	58,724
Unappropriated Retained Earnings Carried Forward	¥147,542	¥143,105	$1,107,257

Notes to Consolidated Financial Statements

Years ended March 31, 2002 and 2001

1. Scope of Consolidation

(1) Consolidated Subsidiaries: 2

Company names: The Nichido Life Insurance Co., Ltd.
Nichido Investment (Luxembourg) S.A.

(2) Principal Non-Consolidated Subsidiaries:

European Nichido Insurance Company Limited
Nichido Kogyo Co., Ltd.
Nichido Kasai System Development Co., Ltd.

Total assets, ordinary income, net income and retained earnings from non-consolidated subsidiaries have no material effect on the financial position of the Nichido Fire and Marine Group or its consolidated results.

2. Basis of Presentation

The accompanying consolidated financial statements have been prepared from the basic consolidated financial statements disclosed for domestic reporting purposes by the Company in accordance with the provisions of the Japanese Securities and Exchange Law, the Insurance Business Law, and related regulations, which are different in certain respects as to application and disclosure requirements of International Accounting Standards.

The consolidated financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Amounts of less than one million yen and one thousand dollars have been eliminated. As a result, totals in yen and dollars shown herein do not necessarily agree with the sum of the individual amounts.

3. U.S. Dollar Equivalents

The accompanying consolidated financial statements are expressed in yen and, solely for the convenience of readers, have been translated into United States dollars at the rate of ¥133.25=U.S.$1, the approximate exchange rate prevailing on the Tokyo foreign exchange market as of March 31, 2002. This translation should not be construed as a representation that all the amounts shown could be converted into U.S. dollars.

4. Deposit-Type Insurance Policy

(1) Deposit premiums by policyholders

Under the deposit-type insurance policies offered by the Company, such as long-term comprehensive insurance and long-term family personal traffic accident insurance with maturity refund, etc., specified amounts, determined in proportion to the amount of deposit premiums included in the premiums under the policies, must be returned to the policyholders upon expiration of the policies, unless there has been a substantial settlement under the policy. Policies are issued in annual increments for three- to 64-year periods.

Deposit premiums under those deposit-type policies are not included in "Net premiums written", but are shown separately as "Deposit premiums by policyholders" in the consolidated income statements.

(2) Investment income on deposit premiums;
Maturity refunds and dividends to policyholders

In order to provide for further refunds under deposit-type insurance policies, the Company has set aside deposit premiums and investment income thereon (shown in the consolidated income statements as "Investment income on deposit premiums") as a part of the "Reversal of underwriting reserves". Furthermore, the Company has reduced this reserve by an amount equal to "Maturity refunds and dividends to policyholders" upon expiration of those policies.

Corporate Group Outline

The following section contains information on the principal business activities of the Company and its subsidiaries and affiliates and the position of Group companies within the Nichido Fire and Marine Group.

Business Activities

(1) Non-Life Insurance Operations

(a) Non-Life Insurance and Related Businesses
The Company, European Nichido Insurance Company Limited and Nichido Insurance Company (Pacific), Limited carry out non-life insurance operations. Claims research services, accident help-desk operations, welfare services of aged people and other businesses related to non-life insurance are carried out by Nichido Kasai Claims Research Co., Ltd., Nichido Kasai Back Up Dial Co., Ltd. and Millea Better Life Services, Co., Ltd.

(b) Asset Management
Investment advisory operations are carried out by Nichido Kasai Investment Management Co., Ltd. and securities investment by Nichido Investment (Luxembourg) S.A. and consumer loan businesses by Nichido Kasai General Finance Co., Ltd.

(c) General Affairs and Outsourced Operations
The Company outsources many supplementary business activities to affiliated companies. These include real estate management and other general affairs handled by Nichido Kogyo Co., Ltd.; development of computer systems and accounting-related operations carried out by Nichido Kasai System Development Co., Ltd.; staff training handled by Nichido Kasai Training Service Co., Ltd.; and staff outsourcing by Nichido Kasai Career Service Co., Ltd.

(2) Life Insurance Operations
The Nichido Life Insurance Co., Ltd. carries out life insurance operations.

OPERATIONAL CHART



The Nichido Fire and Marine Insurance Co., Ltd.
Non-life insurance businesses
Non-life insurance and related businesses
Non-life insurance
European Nichido Insurance Company Limited (U.K.)
Nichido Insurance Company (Pacific), Limited (U.S.A.)
Related businesses
Nichido Kasai Claims Research Co., Ltd. (damage claims research)
Nichido Kasai Back Up Dial Co., Ltd. (accident help-desk operations)
Millea Better Life Services, Co., Ltd. (welfare services of aged people)
Asset management
Investment advisory services
Nichido Kasai Investment Management Co., Ltd.
Securities investment
Nichido Investment (Luxembourg) S.A.
Consumer loan businesses
Nichido Kasai General Finance Co., Ltd.
General affairs and outsourced operations
General affairs
Nichido Kogyo Co., Ltd. (real estate management)
Kogyo Shoji Co., Ltd. (printing)
Outsourced operations and accounting
Nichido Kasai System Development Co., Ltd. (system development)
Training
Nichido Kasai Training Service Co., Ltd.
Staff outsourcing
Nichido Kasai Career Service Co., Ltd.
Life insurance business
The Nichido Life Insurance Co., Ltd. (life insurance)

Note: (black star): consolidated subsidiary; (white star): non-consolidated subsidiary; (circle): affiliate
Nichido Insurance Company (Pacific), Limited was established on January 16, 2002.
Prism System Services Co., Ltd. was dissolved on March 31, 2002.

[English Translation]

August 22, 2002

The Kyoei Mutual Fire & Marine Insurance Company
Millea Holdings, Inc.

Termination of Proposed Business Integration of
The Kyoei Mutual Fire & Marine Insurance Company Under Millea Holdings, Inc.

The Kyoei Mutual Fire & Marine Insurance Company (Kyoei Fire) and Millea Holdings, Inc. (Millea Holdings) had been preparing for the integration of Kyoei Fire under Millea Holdings as a wholly-owned subsidiary through a statutory share exchange following the restructuring and conversion of Kyoei Fire into a joint-stock company on April 1, 2003. Today, however, both companies agreed to terminate the proposed business integration under Millea Holdings.

Kyoei Fire received an offer from the National Mutual Insurance Federation of Agricultural Cooperatives (JA-Kyosairen) whereby Kyoei Fire would become a subsidiary of JA-Kyosairen. Under the proposed arrangement, JA-Kyosairen will consider managing its short-term mutual insurance business more closely with the business of Kyoei Fire. Kyoei Fire determined that this arrangement will allow Kyoei Fire to more fully utilize its strengths and special characteristics in the future. In accepting the offer, Kyoei Fire requested Millea Holdings and the Millea Insurance Group companies to discontinue their relationships with Kyoei Fire and to cancel the proposed business integration of Kyoei Fire under Millea Holdings. Millea Holdings agreed to Kyoei Fire's request, respecting the business decision.

Although Kyoei Fire has withdrawn from the Millea Insurance Group, it continues to enjoy good relationships with Millea Insurance Group companies.

For further information, please contact:

Hiroshi Koshizuka
General Manager
Public Relations Department
The Kyoei Mutual Fire & Marine Insurance Company
Telephone: 03-3580-4221

Masayuki Ito
Group Leader
Corporate Communications Group
Corporate Planning Department
Millea Holdings, Inc.
Telephone: 03-6212-3341

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

August 22, 2002

By: /s/ TETSUYA UNNO
Tetsuya Unno
General Manager of Corporate Legal and
Risk Management Department